UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from January 1, 2006 to June 30, 2006

Commission file number 001-05571

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RadioShack 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RADIOSHACK CORPORATION

300 RadioShack Circle

Fort Worth, Texas 76102

RADIOSHACK 401(k) PLAN

FINANCIAL STATEMENTS

At June 30, 2006 and December 31, 2005

and for the Six-Month Period Ended June 30, 2006

Supplemental Schedule at June 30, 2006

RADIOSHACK 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at June 30, 2006 and December 31, 2005	2

Statement of Changes in Net Assets Available for Benefits for the Six-Month Period Ended June 30, 2006	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule of Assets (Held at End of Period) at June 30, 2006	9

All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or are not required.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of the

RadioShack 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RadioShack 401(k) Plan (the “Plan”) at June 30, 2006 and December 31, 2005, and the changes in net assets available for benefits for the six-month period ended June 30, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of period) at June 30, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Fort Worth, Texas
December 15, 2006

RADIOSHACK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

At June 30, 2006 and December 31, 2005

	June 30, 2006	December 31, 2005
Assets
Investments, at fair value	$279,402,688	$323,014,024

Non-interest bearing cash	61,696	9,355

Receivables:
Participant contributions	—	3,086
Employer contributions	—	4,925,187

Total receivables	—	4,928,273

Net assets available for benefits	$279,464,384	$327,951,652

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Six-Month Period Ended June 30, 2006

Investment income (loss):

Dividends	$692,665

Participant loan interest	443,087
Net depreciation in fair value of investments	(41,902,145)

Total investment income (loss)	(40,766,393)

Contributions:
Participants	8,836,453
Employer	2,078,319

Total contributions	10,914,772

Deductions:
Benefits paid to participants	(18,584,906)
Administrative expenses	(50,741)

Total deductions	(18,635,647)

Net decrease in net assets available for benefits	(48,487,268)

Net assets available for benefits at beginning of period	327,951,652

Net assets available for benefits at end of period	$279,464,384

The accompanying notes are an integral part of these financial statements.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the RadioShack 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description, which also constitutes the Plan’s prospectus, for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution employee benefit plan covering eligible employees of RadioShack Corporation, its divisions and subsidiaries (the “Company” or “RadioShack”). The Plan is an individual account plan with multiple, participant-directed investment options and is intended to conform to and qualify under Section 401 of the Internal Revenue Code (the “Code”), as amended. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

At June 30, 2006 and December 31, 2005, there were 7,324 and 7,894 employees of the Company participating in the Plan and 21,608 and 23,349 employees eligible to participate, respectively.

The Plan is fully participant-directed, and available investments consist of RadioShack common stock, registered investment companies, a common/collective trust fund and a money market fund.

Administration

The Plan is administered by an Administrative Committee appointed by the Board of Directors of the Company. The Company’s Board of Directors has appointed Mercer Trust Company (“Mercer”) as the Plan’s trustee.

Eligibility

An employee is eligible to participate in the Plan at the beginning of the calendar quarter in which he or she is expected to complete one year of service of at least 1,000 hours, as defined in the plan document, and attain the age of 18. Temporary employees are excluded from participation in the Plan.

Participant Contributions

Through authorized payroll deductions, participants may contribute, on a pre-tax basis, up to 15%, in increments of 1%, of their annual compensation; however, Company officers may only defer up to 8% of their annual compensation. In accordance with the Code, no participant can elect more than $15,000 in pre-tax contributions during the 2006 calendar year.

Participants may direct their contributions into various investment options. Participants may elect to allocate their total contributions to the various investment options in increments of 1% and may change their investment options daily, subject to certain restrictions on such changes imposed by the Plan’s investment funds.

Participants are not subject to federal income taxation on their contributions and earnings thereon until withdrawn from the Plan.

Distributions from another qualified plan can be transferred into the Plan. During the six-month period ended June 30, 2006, rollover accounts in the amount of $65,317 were transferred into the Plan and are included in participant contributions on the statement of changes in net assets available for benefits.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Company Contributions

All Company contributions are discretionary and may change or be suspended in future years. Through June 30, 2006, the Company contributed an amount to each participant’s account maintained under the Plan equal to 30% of the participant’s contributions up to 8% of his or her annual compensation. Company contributions are made directly to the 401(k) Plan, are made in cash and are invested in an age appropriate retirement fund for each participant; however, participants may immediately reinvest the Company contribution into other investment alternatives provided by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s discretionary matching contribution, and (b) investment income/losses. Allocations are based on the participant’s contribution or number of shares held, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. Through June 30, 2006, all participants become fully vested in the Company’s contributions, plus actual earnings thereon, upon completion of three years of service with the Company.

Benefits Paid to Participants

Participants who withdraw from the Plan may receive the vested portion of their accounts under one of three withdrawal methods, which are summarized below:

(a)	Single lump sum payment in cash;

(b)	Part cash and part securities; and

(c)	Monthly installments not to exceed ten (10) years.

Forfeited Accounts

Forfeited amounts include nonvested accounts of terminated participants and unclaimed benefit payments (as described in the plan document). Beginning in 2006, forfeitures are first used to reduce employer contributions. A total of $595,823 was forfeited and reallocated for the six-month period ended June 30, 2006. At June 30, 2006 and December 31, 2005, unallocated forfeited balances totaled $11,517 and $1,207, respectively.

Loans to Participants

The Plan may make a loan to a participant in an amount that is not less than $500 and, when added to the outstanding balance of all other loans to the participant under the Plan, does not exceed the lesser of $50,000 or 50% of the value of the participant’s vested account. Participants may have up to four loans outstanding at any time. Additionally, no loan may exceed an amount that would cause the total of principal and interest payments on all outstanding loans to exceed 25% of the participant’s regular payroll period earnings. Loans are repaid through authorized payroll deductions. The term of the loan must be at least six months (or multiples thereof) and may not exceed five years. The loans are collateralized by the balance in the participant’s vested account and bear interest at rates fixed by the Administrative Committee. The determination of these rates is based upon the interest rates currently being charged on similar commercial loans. For the six-month period ended June 30, 2006, interest rates on participant loans ranged from 5.00% to 10.50%.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Plan Year

Effective January 1, 2006, the plan year end was changed to June 30 from December 31. Thus these financial statements include the Statement of Changes in Net Assets for the period from January 1, 2006 to June 30, 2006.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time, as well as the right to terminate the Plan, subject in each case to the provisions of ERISA. In the event of the Plan’s termination, participants will immediately become fully vested in their accounts.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The Plan’s accompanying financial statements have been prepared under the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value and valued daily. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the common/collective trust fund are valued based on the current fair values of the underlying assets of the fund. Common stock is valued at its closing market price. Participant loans are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest income is recorded on the accrual basis.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation/depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/depreciation on those investments.

Concentration, Market and Credit Risk

The Plan provides for various investment alternatives in a variety of stock, registered investment companies and other investment securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Plan’s statement of net assets available for benefits. At June 30, 2006 and December 31, 2005, approximately 29% and 43%, respectively, of the investments of the Plan consist of securities of its sponsor, RadioShack. As of December 14, 2006 the Company’s stock price closed at $17.48. At June 30, 2006 and December 30, 2005, the Company’s stock price closed at $14.00 and $21.03, respectively.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

Benefits Paid to Participants

Benefits paid to participants are recorded when paid.

Administrative Expenses

For the six-month period ended June 30, 2006, Mercer HR Services, LLC (“Mercer Services”), an affiliate of Mercer, was responsible for both the management and recordkeeping of the Plan’s assets. Administrative expenses of the Plan are generally paid directly to Mercer Services by the Company and thus are not a component of the changes in net assets available for plan benefits. Administrative expenses paid by participants are summarized in the accompanying statement of changes in net assets available for benefits, and include loan origination, investment trading and withdrawal processing fees.

3. Plan Investments

The following table presents the individual investments that exceed 5% or more of the Plan’s net assets at June 30, 2006 and December 31, 2005, respectively:

	June 30, 2006		December 31, 2005
	Shares/Units	Fair Value	Shares/Units	Fair Value
RadioShack Common Stock	5,711,431	$79,960,033	6,647,822	$139,803,691
Putnam Voyager Fund	2,228,631	37,262,718	2,376,506	41,351,205
Putnam Money Market Fund	15,491,585	15,491,585	—	—
Putnam Retirement Ready 2020 Fund	213,483	14,196,651	—	—

During the six-month period ended June 30, 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in value by $41,902,145 as follows:

Common stock	$(42,530,298)

Common/collective trusts	282,054
Registered investment companies	346,099

$(41,902,145)

4. Tax Status of the Plan

The Plan has received a determination letter, dated December 6, 2006, from the Internal Revenue Service. The Plan has not been amended since receiving this determination letter. The Administrative Committee also believes the Plan to be currently operated in compliance with the applicable requirements of the Code. Accordingly, employee contributions, employer contributions and investment earnings of the Plan are not taxable to participants until distributed.

RADIOSHACK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

5. Related Party Transactions

The Plan makes loans to plan participants and, therefore, these transactions qualify as party-in-interest. In addition, the Plan invests in common stock of the Company. At June 30, 2006 and December 31, 2005, the Plan held 5,711,431 and 6,647,822 shares of Company common stock, respectively, which represented 4% and 5% of the outstanding shares of the Company at those dates.

6. Subsequent Event

The Plan was amended effective July 1, 2006 and, as amended, allows a participant to defer, via payroll deductions, from 1% to 75% of his or her annual compensation, limited to certain annual maximums by participant permitted by the Code. The Plan, as amended, also provides that the Company’s contribution to each participant’s account maintained under the Plan is an amount equal to 100% of the participant’s contributions up to 4% of his or her annual compensation. This percentage contribution by the Company is discretionary and may change or be suspended in the future. The Plan, as amended, also provides that an eligible employee may participate in the Plan (a) on, or at any time after, the date he completes the first anniversary of his employment date if, during this period, he completed a year of service with the Company or (b) if the eligible employee has not completed a year of service as of the first anniversary of his or her employment date, then the eligible employee may participate in the Plan on or at any time after he completes a year of service. The Plan, as amended, also provides that any Participant eligible for the increased limitations applicable to Deferred Salary Contributions provided in Section 414(v) of the Code shall be limited to the maximum deferred Salary Contribution allowed pursuant to Section 414(v) of the Code. The Plan, as amended, also provides that a participant is 100% vested in his or her account, including Company contributions.

Schedule I

RADIOSHACK 401(k) PLAN	EIN -75-1047710
Schedule H, line 4i	Plan Number -001
Schedule of Assets (Held at End of Period)
At June 30, 2006

( a )	( b )	( c )	( d )	( e )
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity date	Cost**	Current Value
*	RadioShack Corporation	Common stock, 5,711,431.080 shares		$79,960,033
	Royce Total Return Fund	Registered Investment Company		5,218,425
	MSIF Small Company Growth Portfolio	Registered Investment Company		9,650,266
	Putnam Retirement Ready Maturity Fund	Registered Investment Company		2,651,346
	Putnam Retirement Ready 2010 Fund	Registered Investment Company		6,761,602
	Putnam Retirement Ready 2015 Fund	Registered Investment Company		11,833,252
	Putnam Retirement Ready 2020 Fund	Registered Investment Company		14,196,651
	Putnam Retirement Ready 2025 Fund	Registered Investment Company		13,166,453
	Putnam Retirement Ready 2030 Fund	Registered Investment Company		7,534,875
	Putnam Retirement Ready 2035 Fund	Registered Investment Company		4,907,135
	Putnam Retirement Ready 2040 Fund	Registered Investment Company		3,293,375
	Putnam Retirement Ready 2045 Fund	Registered Investment Company		2,670,278
	Putnam Retirement Ready 2050 Fund	Registered Investment Company		246,132
	Mainstay Small Capital Opportunity Fund	Registered Investment Company		2,716,342
	Victory Diversified Stock Fund	Registered Investment Company		3,129,408
	Lord Abbett Affiliated Fund	Registered Investment Company		2,380,812
	Putnam Income Fund	Registered Investment Company		9,195,303
	Putnam Voyager Fund	Registered Investment Company		37,262,718
	Putnam Equity Income Fund	Registered Investment Company		4,780,864
	Putnam International Equity Fund	Registered Investment Company		11,324,498
	Harbor Capital Appreciation Fund	Registered Investment Company		3,445,781
	Western Assets Core Portfolio	Registered Investment Company		1,986,223
	Putnam Money Market Fund	Money Market Fund		15,491,585
	Putnam S&P 500 Index Fund	Common/Collective Trust		10,544,749
*	Participant loans	Participant loans – terms of 6 months– 5 years, interest rates of 5.00% - 10.50%		15,054,582

				$279,402,688

*	Denotes a party-in-interest to the Plan as defined by ERISA
**	Cost omitted for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

RadioShack 401(k) Plan

By:	/s/ A. Grothues
A. Grothues
Administrative Committee Member

By:	/s/ J. Mills
J. Mills
Administrative Committee Member

By:	/s/ R. Ray
R. Ray
Administrative Committee Member

Date: December 15, 2006

Index to Exhibits

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm